Exhibit 4.17

LAM RESEARCH CORPORATION

ELECTIVE DEFERRED COMPENSATION PLAN II

(Generally Effective January 1, 2005)

TABLE OF CONTENTS

ARTICLE 1. INTRODUCTION	1
1.1 Background	1
1.2 Status of Plan	1

ARTICLE 2. DEFINITIONS	1
2.1 “401(k) Plan”	1
2.2 “Account”	1
2.3 “Affiliate”	1
2.4 “Base Pay”	1
2.5 “Beneficiary”	1
2.6 “Bonus”	2
2.7 “Change in Control”	2
2.8 “Code”	2
2.9 “Committee”	2
2.10 “Company”	3
2.11 “Compensation”	3
2.12 “Crediting Rate”	3
2.13 “Disability”	3
2.14 “Effective Date”	3
2.15 “Election”	3
2.16 “Elective Deferral”	3
2.17 “Eligible Employee”	3
2.18 “Employer”	3
2.19 “ERISA”	4
2.20 “Fund”	4
2.21 “Fiscal Year”	4
2.22 “Grandfathered Deferral”	4
2.23 “Investment Rate”	4
2.24 “IRS”	4
2.25 “Matching Deferral”	4
2.26 “Participant”	4
2.27 “Plan”	4
2.28 “Plan Year”	4
2.29 “Retirement”	4
2.30 “Retirement Rate”	4
2.31 “Separation from Service”	4
2.32 “Unforeseeable Emergency”	6
2.33 “Year of Service”	6

ARTICLE 3. PARTICIPATION	6
3.1 Commencement of Participation	6
3.2 Continued Participation	6

ARTICLE 4. DEFERRALS	6
4.1 Elective Deferrals	6

- i -

4.2 Matching Deferrals	9
4.3 Grandfathered Deferrals	9

ARTICLE 5. ACCOUNTS; INVESTMENTS; STATEMENTS; VESTING	9
5.1 Accounts	9
5.2 Investments	9
5.3 Payments	10
5.4 Statements	10
5.5 Vesting	10

ARTICLE 6. PAYMENTS	11
6.1 Time and Form of Payment.	11
6.2 Change in Control	12
6.3 Automatic Distributions	13
6.4 Changes in Time and Form of Payment	13
6.5 Specified Employees	13
6.6 Withholding	14
6.7 409A Income Inclusion	14

ARTICLE 7. COMMITTEE	14
7.1 Plan Administration and Interpretation	14
7.2 Powers, Duties, Procedures, Etc.	14
7.3 Information	15
7.4 Indemnification of Committee	15
7.5 Claims Procedure	15

ARTICLE 8. AMENDMENT AND TERMINATION	16
8.1 Amendments	16
8.2 Termination of Plan	16
8.3 Existing Rights	16

ARTICLE 9. MISCELLANEOUS	16
9.1 No Funding; Source of Payments	16
9.2 Non assignability; Domestic Relations Order	16
9.3 Limitation of Participants’ Rights	17
9.4 Participants Bound	17
9.5 Receipt and Release	17
9.6 Right to Offset	17
9.7 Governing Law	17
9.8 No Guarantee of Tax Consequences	17
9.9 Adoption by Other Employers	17
9.10 Headings and Subheadings	18

- ii -

LAM RESEARCH CORPORATION

ELECTIVE DEFERRED COMPENSATION PLAN II

(Generally Effective January 1, 2005)

ARTICLE 1. INTRODUCTION

1.1 Background. The Company previously adopted the Lam Research Corporation Elective Deferred Compensation Plan (the “Predecessor Plan”). The Company froze the Predecessor Plan effective as of December 31, 2004, and contributions and deferrals, the right to which were earned and vested by a Participant as of December 31, 2004, and investment earnings related to account balances in the Predecessor Plan as of December 31, 2004, shall continue to be governed by the Predecessor Plan. The Predecessor Plan is not subject to Code Section 409A. The Employers adopted the Lam Research Corporation Elective Deferred Compensation Plan II (the “Plan”), generally effective January 1, 2005 unless otherwise noted herein.

1.2 Status of Plan. The Plan is intended to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA and is intended to avoid subjecting Participants to taxation under Code Section 409A, and shall be interpreted and administered in a manner consistent with those intentions.

ARTICLE 2. DEFINITIONS

Wherever used herein, the following terms have the meanings set forth below, unless a different meaning is clearly required by the context:

2.1 “401(k) Plan” means the Lam Research 401(k) Savings Plus Plan.

2.2 “Account” means, for each Participant, the account established for his or her benefit under Section 5.1.

2.3 “Affiliate” means any corporation or organization that together with an Employer is treated as a single employer under Section 414(b) or (c) of the Code.

2.4 “Base Pay” means the base salary payable by an Employer to an employee, including amounts that would have been payable to the employee as base salary but for an election under Section 125 of the Code, a deferral election under the 401(k) Plan, or a deferral election under this Plan.

Effective January 1, 2009, “Base Pay” shall not include imputed income on life insurance.

2.5 “Beneficiary” means the person or entity designated by the Participant to receive payments under this Plan in the event of the Participant’s death. Any designation of a

Beneficiary shall be made by the Participant in a manner approved or prescribed by the Committee, shall be effective upon receipt by the Committee or its designee, and may be changed by the Participant at any time. If there is no such designation or no designated Beneficiary survives the Participant, the Participant’s estate shall be the deemed Beneficiary.

2.6 “Bonus” means a cash bonus payable by an Employer to an employee, including any portion of such a bonus that would have been payable to the employee but for an election under Section 125 of the Code, a deferral election under the 401(k) Plan, or a deferral election under this Plan, provided, however, that the Committee has designated such amount as a “Bonus” eligible for an Elective Deferral under this Plan prior to the deadline for making such election. Notwithstanding the preceding sentence, the term “Bonus” shall not include any amount arising from, or paid under or in connection with a stock appreciation right, stock option, restricted stock, stock unit, or other equity-based incentive award, plan or arrangement. A “Fiscal Year Bonus” means any Bonus that satisfies the requirements to be fiscal year compensation within the meaning of Treasury Regulation Section 1.409A-2(a)(6). A “Performance Bonus” means any Bonus that satisfies the requirements to be performance-based compensation within the meaning of Treasury Regulation Section 1.409A-1(e).

2.7 “Change in Control” means a change in control with respect to the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Act”) or any successor thereto; provided that, without limitation, such a change in control shall be deemed to have occurred if (i) any “person” (as such term is used in Sections 13 (d) and 14 (d) of the Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of voting securities of the Company representing forty percent (40%) or more of the combined voting power of the Company’s then outstanding Voting Securities; or (ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 50% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or a complete liquidation of the Company or a sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company’s assets. As used herein, “Voting Securities” shall mean any securities which vote generally in the election of members of the Company’s Board of Directors.

2.8 “Code” means the Internal Revenue Code of 1986, as amended from time to time. Reference to any section or subsection of the Code includes reference to any comparable or succeeding provisions of any legislation which amends, supplements or replaces such section or subsection. Similarly, reference to any Treasury Regulation includes reference to any succeeding provisions of any regulation or other applicable guidance that amends, supplements or replaces such regulation.

2.9 “Committee” means the Lam Research Corporation Deferred Compensation Plan Committee or any successor committee appointed by the Board of Directors of the Company or its delegate.

2.10 “Company” means Lam Research Corporation, a Delaware corporation, and any successor entity.

2.11 “Compensation” means Base Pay and any Bonus payable by an Employer to an employee.

2.12 “Crediting Rate” shall mean an interest rate for a Plan Year, as determined by the Committee from time to time. The Crediting Rate for a given year shall reflect a “reasonable rate of interest” in accordance with Treasury Regulation § 31.3121(v)(2)-1(d)(2). The Committee may increase or decrease the Crediting Rate from one year to another; provided, that any change to the Crediting Rate must be done in a manner that is consistent with Code Section 409A and any guidance thereto, including, but not limited to, Treasury Regulations § 1.409A-6(a)(3) and (4).

2.13 “Disability” means any Separation from Service during the life of a Participant and prior to Retirement by reason of a Participant’s inability to engage in any substantial gainful activity by reason of medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a period of not less than 12 months. To the extent not otherwise contrary to Code Section 409A, a Participant who applies and qualifies for disability benefits under any long-term disability plan or policy provided by an Employer (“LTD Plan”) shall qualify for a Disability under this Plan. A Participant who fails to qualify for disability benefits under a LTD Plan (whether or not the Participant makes application for disability benefits thereunder) shall not be deemed to be totally and permanently disabled under this Plan, unless the Committee otherwise determines, based upon the opinion of a qualified physician or medical clinic selected by the Committee and in accordance with Code Section 409A, that the condition described in the preceding sentence exists.

2.14 “Effective Date” means generally January 1, 2005, unless otherwise noted herein.

2.15 “Election” means an election by a Participant, consistent with the terms of the Plan and in a form and manner satisfactory to the Committee, to make Elective Deferrals to the Plan for a Plan Year, and to specify a time and form of payment for amounts attributable to the allocations to the Participant’s Accounts (including Matching Deferrals) for such Plan Year.

2.16 “Elective Deferral” means the portion of Compensation which is deferred by a Participant under Section 4.1.

2.17 “Eligible Employee” means any Vice President or Director, or any other employee of an Employer selected by the Committee to participate in the Plan (Vice Presidents and Directors are automatically eligible to participate in the Plan, unless expressly excluded by the Committee). The Committee in its discretion may withdraw an employee’s status as an Eligible Employee at any time and for any reason effective with respect to a subsequent Plan Year.

2.18 “Employer” means the Company and any Affiliate that adopts the Plan with the consent of the Company as provided in Section 9.9.

2.19 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time. Reference to any section or subsection of ERISA includes reference to any comparable or succeeding provisions of any legislation which amends, supplements or replaces such section or subsection.

2.20 “Fund” shall mean, one or more of the investment funds selected by the Committee, or its designee, to which Participants may elect to make deemed investments pursuant to Section 5.2(a).

2.21 “Fiscal Year” means the fiscal year of the Company.

2.22 “Grandfathered Deferral” means a deferral made for the benefit of a Participant under Section 4.3.

2.23 “Investment Rate” shall mean, for each Fund, an amount equal to the daily net gain or loss related to such Fund; provided, however, that in no event shall the Investment Rate exceed the Crediting Rate.

2.24 “IRS” means the Internal Revenue Service of the United States of America.

2.25 “Matching Deferral” means a deferral made for the benefit of a Participant under Section 4.2.

2.26 “Participant” means any individual who participates in the Plan in accordance with Article 3.

2.27 “Plan” means Lam Research Corporation Elective Deferred Compensation Plan II, generally effective as of January 1, 2005, as from time to time in effect and including all amendments hereto.

2.28 “Plan Year” means the calendar year.

2.29 “Retirement” means any Separation from Service during the life of a Participant on or after the date on which the sum of the Participant’s age and Years of Service equals 60 or more.

2.30 “Retirement Rate” shall have the meaning provided to such term in the Predecessor Plan; provided, however, that in no event shall the Retirement Rate exceed the Crediting Rate.

2.31 “Separation from Service” means the termination of services provided by a Participant to his or her Employer (as defined in (c) below), whether voluntary or involuntary, as determined by the Committee in accordance with Treasury Regulation Section 1.409A-1(h). In determining whether a Participant has experienced a Separation from Service, the following provisions shall apply:

(a) Except as otherwise provided in subsection (b) below, a Separation from Service will occur when such Participant has experienced a termination of employment with the Employer. A Participant will be considered to have experienced a termination of employment when the Participant has terminated employment and the facts and circumstances indicate that the Participant and his or her Employer reasonably anticipate that either (A) no further services will be performed for the Employer after a certain date, or (B) that the level of bona fide services the Participant will perform for the Employer after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of bona fide services performed by the Participant (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Employer if the Participant has been providing services to the Employer less than 36 months).

If a Participant is on military leave, sick leave, or other bona fide leave of absence, the employment relationship between the Participant and the Employer will be treated as continuing, provided that the period of the leave of absence does not exceed six months, or if longer, so long as the Participant has a right to reemployment with the Employer under an applicable statute or by contract. If the period of a military leave, sick leave, or other bona fide leave of absence exceeds six months and the Participant does not have a right to reemployment under an applicable statute or by contract, the employment relationship will be considered to be terminated for purposes of this Plan as of the first day immediately following the end of such six-month period. In applying the provisions of this paragraph, a leave of absence will be considered a bona fide leave of absence only if there is a reasonable expectation that the Participant will return to perform services for the Employer.

(b) For a Participant who provides services to an Employer as both an employee and an independent contractor, a Separation from Service generally will not occur until the Participant has ceased providing services for the Employer as both an employee and an independent contractor. Except as otherwise provided herein, in the case of an independent contractor a Separation from Service will occur upon the expiration of the contract (or in the case of more than one contract, all contracts) under which services are performed for the Employer, provided that the expiration of such contract or contracts is determined by the Employer to constitute a good-faith and complete termination of the contractual relationship between the Participant and the Employer. If a Participant ceases providing services for an Employer as an employee and begins providing services for such Employer as an independent contractor, the Participant will not be considered to have experienced a Separation from Service until the Participant has ceased providing services for the Employer in both capacities, as determined in accordance with the applicable provisions set forth in subsections (a) and (b) of this Section.

Notwithstanding the foregoing provisions in this subsection, if a Participant provides services for an Employer as both an employee and as a member of the board of directors of an Employer, to the extent permitted by Treasury Regulation Section 1.409A-1(h)(5), the services provided by the Participant as a director will not be taken into account in determining whether the Participant has experienced a Separation from Service as an employee.

(c) For purposes of this Section only, “Employer” means:

(i) The entity for whom the Participant performs services and with respect to which the legally binding right to the payment of benefits under this Plan arises; and

(ii) All other entities with which the entity described in (i) above would be aggregated and treated as a single employer under Code Section 414(b) (controlled group of corporations) and Code Section 414(c) (group of trades or businesses under common control), as applicable; provided, however, that an ownership threshold of 50% shall be used as a substitute for the 80% minimum ownership threshold that appears in, and otherwise must be used when applying, the applicable provisions of (1) Code Section 1563 and the regulations thereunder for determining a controlled group of corporations under Code Section 414(b), and (2) Treasury Regulation Section 1.414(c)-2 for determining the trades or businesses that are under common control under Code Section 414(c).

2.32 “Unforeseeable Emergency” means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, the Participant’s designated Beneficiary, or a dependent (as defined in Section 152(a) of the Code without regard to Sections 152(b)(1), (b)(2) and (d)(1)(B) of the Code) of the Participant, loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster), or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. An unforeseeable emergency will not include the need to send a Participant’s child to college or the desire to purchase a home.

2.33 “Year of Service” means each complete year of continuous service as an employee to an Employer. Employment shall be deemed to have commenced on the first day of the month during which employment began with an Employer, and to have ceased on the last day of the month during which a Separation from Service occurs.

ARTICLE 3. PARTICIPATION

3.1 Commencement of Participation. An Eligible Employee shall become a Participant on (i) the effective date of an election to defer Compensation in accordance with Section 4.1, or (ii) the date upon which a Grandfathered Deferral is made by the Company for the benefit of an Eligible Employee.

3.2 Continued Participation. An individual who has become a Participant in the Plan shall continue to be a Participant so long as any amount remains credited to his or her Account.

ARTICLE 4. DEFERRALS

4.1 Elective Deferrals.

(a) Base Pay. An individual who is or will be an Eligible Employee as of any January 1 may elect to defer a designated whole percentage, not to exceed 100 percent, of all Base Pay, less applicable tax and other withholdings, that is payable to the individual for services to be performed on or after that date by filing an election with the Committee or its designee prior to that January 1 (or such earlier date as the Committee may prescribe). Any such election shall be irrevocable as of the December 31 immediately prior to such January 1 (or such earlier date as the Committee may prescribe). Notwithstanding the preceding provisions of this paragraph, a Participant may revoke or otherwise modify an existing election, or make a new deferral election, effective as of any January 1 subsequent to the date of such revocation, modified election, or new election, but only with respect to Base Pay earned thereafter. Such revocation, modification or new election must be delivered to the Committee or its designee no later than the December 31 immediately preceding the effective date of the election (or such earlier date as the Committee may prescribe). The same deferral percentage shall apply to each payment of Base Pay covered by the election.

(b) Bonuses. An individual who is or will be an Eligible Employee as of any January 1 may elect to defer a designated whole percentage, not to exceed 100 percent, of any Bonus that is payable to the individual for services to be performed on or after that date by filing an election with the Committee or its designee prior to that January 1 (or such earlier date as the Committee may prescribe). Any such election shall be irrevocable as of the December 31 immediately prior to such January 1 (or such earlier date as the Committee may prescribe). Notwithstanding the preceding provisions of this paragraph, a Participant may revoke or otherwise modify an existing election, or make a new deferral election, effective as of any January 1 subsequent to the date of such revocation, modified election, or new election, but only with respect to a Bonus earned thereafter. Such revocation, modification or new election must be delivered to the Committee or its designee no later than the December 31 immediately preceding the effective date of the election (or such earlier date as the Committee may prescribe).

(i) Fiscal Year Bonus. Notwithstanding the preceding provisions of this subparagraph (b), if permitted by the Committee, an individual who is an Eligible Employee may elect to defer a designated whole percentage, not to exceed 100 percent, of any Fiscal Year Bonus payable to the individual with respect to a Fiscal Year beginning after the date on which the election is made by filing an irrevocable election with the Committee or its designee before the first day of such Fiscal Year (or such earlier date as the Committee may prescribe). A Participant may revoke or otherwise modify an existing election, or make a new deferral election, effective with respect to a Fiscal Year Bonus to be paid for a Fiscal Year beginning after the date of such revocation, modified election, or new election, by filing an irrevocable election with the Committee or its designee before the first day of such Fiscal Year (or such earlier date as the Committee may prescribe).

(ii) Performance Bonus. Notwithstanding the preceding provisions of this subparagraph (b), if permitted by the Committee, an individual who is an Eligible Employee may elect to defer a designated whole percentage, not to exceed 100 percent, of any Performance Bonus for a performance period ending after the date of the election, by filing an irrevocable election with the Committee or its designee at least six months prior to the end of any such performance period (or such earlier date as the Committee may prescribe); provided, however, that the Eligible Employee performs services continuously from the later of the beginning of the performance period or the date the performance criteria are established through the date the deferral election is made and that in no event may a deferral election be made after the Performance Bonus has become readily ascertainable as determined in accordance with Treasury Regulation Section 1.409A-2(a)(8). A Participant may revoke or otherwise modify an existing election, or make a new deferral election, effective with respect to a Performance Bonus to be paid for any performance period ending more than six months subsequent to the date of such revocation, modified election, or new election by filing an irrevocable election with the Committee or its designee at least six months prior to the end of any such performance period (or such earlier date as the Committee may prescribe); provided, however, that the Eligible Employee performs services continuously from the later of the beginning of the performance period or the date the performance criteria are established through the date of the revocation, modified election, or new election, and that in no event may such a revocation, modified, election or new election be made after the Performance Bonus has become readily ascertainable as determined in accordance with Treasury Regulation Section 1.409A-2(a)(8).

(c) The provisions of paragraphs (a) and (b) above to the contrary notwithstanding, an individual who is identified by the Committee as an Eligible Employee during a Plan Year may be permitted to make an election to participate in the Plan with respect to Base Pay and Bonus earned during that Plan Year and subsequent to the filing of such election with the Committee or its designee, provided that such election is made within 30 days of the date that the Eligible Employee is notified by the Committee of his or her initial eligibility to participate in the Plan and other nonqualified deferred compensation plans treated as a single plan with this Plan under Code Section 409A; and provided further that if an Eligible Employee becomes an Eligible Employee after June 30th of a Plan Year, the Eligible Employee’s election to participate will not become effective until the following Plan Year. Any such election shall be irrevocable as of the date filed with the Committee or its designee and shall apply only to Base Pay and Bonus earned for services performed after the date of the election.

(d) The provisions of paragraphs (a) and (b) above to the contrary notwithstanding, elections to defer Base Pay and Bonus in a Plan Year must collectively aggregate to no less than 5 percent during any Plan Year in order for any amount of Base Pay and Bonus to be deferred under this Plan.

(e) The provisions of paragraphs (a) and (b) above to the contrary notwithstanding, a Participant may cancel his election to defer Compensation for a Plan Year due to an Unforeseeable Emergency or on account of a hardship distribution under the 401(k) Plan (or another qualified retirement plan maintained by the Company) pursuant to Treasury Regulation Section 1.401(k)-1(d)(3), or any subsequent guidance. Any subsequent election to defer receipt of Compensation by a Participant who cancels his election under this Section 4.1(e) is subject to the election timing requirements set forth in Section 4.1.

(f) For purposes of this Plan, any amount of Base Pay that is payable after the end of the Plan Year solely for services performed during the final payroll period (described in Code Section 3401(b)) containing the last day of the Plan Year, where the amount is payable pursuant to the timing arrangement under which the Employer normally compensates the Participant for services performed during a payroll period (described in

Code Section 3401(b)), shall be treated as Base Pay for services performed in the subsequent Plan Year in which the Base Pay is actually payable.

(g) Any Election by an Eligible Employee to make Elective Deferrals under the Plan shall continue for all future Plan Years and shall be irrevocable with respect to future Compensation as of the last permissible date for making an Election under Code Section 409A.

4.2 Matching Deferrals. For each Plan Year in which the Participant makes elective deferrals under the 401(k) Plan, to the extent the Participant’s matching contribution under the 401(k) Plan is reduced as a result of the Participant’s contributions to this Plan, the Company shall credit to the applicable Participant’s account the amount by which the Company matching that would otherwise have been made by the Company under the 401(k) Plan for such Participant for the Plan Year is reduced by reason of the reduction in the Participant’s Base Pay or Bonus for the Plan Year due to deferrals under this Plan. The Company’s contribution shall be credited to the Participant’s account as soon as administratively possible after the end of each Plan Year. Participants who in any Plan Year are not entitled to receive a Company contribution under the 401(k) Plan, or do not participate in the Company’s 401(k) Plan, shall receive a matching contribution under this Plan in an amount equal to what the Participant would have been entitled to receive under the 401(k) Plan had the Participant made the maximum deferrals under the 401(k) Plan.

4.3 Grandfathered Deferrals. The Company shall credit to an applicable Participant’s Account the amount of Company contributions that a Participant would have become entitled to under Section 4.3(b)(v) of the Predecessor Plan, but for the fact that the Predecessor Plan was frozen effective December 31, 2004. For the avoidance of doubt, all Grandfathered Deferrals, if any, shall be deemed to have been made under the Plan.

ARTICLE 5. ACCOUNTS; INVESTMENTS; STATEMENTS; VESTING

5.1 Accounts. A Participant’s Account shall be credited with the amounts of Elective Deferrals, Matching Deferrals and Grandfathered Deferrals and any adjustments related to investments as provided in Section 5.2. Each Account shall consist of up to seven (7) subaccounts that shall be maintained for each Participant by an Employer. Up to five (5) Elective Deferral subaccounts, which may be any combination of Retirement Subaccounts and Scheduled Distribution Subaccounts, shall be maintained for the Participant and credited with the Participant’s Elective Deferrals as provided in Section 5.1. One (1) Matching Deferral subaccount may be maintained for a Participant and shall be credited with Matching Deferrals, if any, credited on behalf of a Participant as provided in Section 4.2. One (1) Grandfathered Deferral subaccount may be maintained for a Participant and shall be credited with Grandfathered Deferrals, if any, credited on behalf of a Participant as provided in Section 4.3. Each subaccount may be further divided into separate accounts for investment purposes to accommodate the direction of investments as provided in Section 5.2.

5.2 Investments.

(a) Investment Funds. The Committee shall select from time to time, in its sole and absolute discretion, investment funds of various types (“Funds”) that shall be communicated to the Participant. The investment rate of each Fund (“Investment Rate”) shall be used to determine the amount of earnings or losses to be credited to each Account. The Committee, in its sole and absolute discretion, may change or replace Funds available under the Plan at any time. A Participant’s deemed investment choices may be changed from time to time in accordance with the procedures established by the Committee.

(b) Investment Elections. In accordance with the procedures established by the Committee, each Participant shall make an election regarding the manner that the amounts credited to his or her Account under Article 4 shall be deemed to be invested for purposes of determining the amount of earnings or losses to be credited to such Account. If no such election is made, each Account shall be deemed invested in the Money Market.

(c) Credits.

(i) Elective Deferrals and Matching Deferrals. At the end of each business day, the Committee shall credit each Participant’s Elective Deferral Subaccounts and Matching Deferral Subaccount with the Investment Rate performance for such day less any distributions or withdrawals made during such day from such subaccounts, plus the Investment Rate performance on any amounts credited to such subaccounts during such day. In addition, payments under Article 6 shall include the Investment Rate performance on the amount of such payments on a daily basis.

(ii) Grandfathered Deferrals. At the end of each business day, the Committee shall credit each Participant’s Grandfathered Deferral Subaccount with the Retirement Rate performance for such day less any distributions or withdrawals made during such day from such subaccount, plus the Retirement Rate performance on any amounts credited to such subaccount during such day. In addition, payments under Article 6 shall include the Retirement Rate performance on the amount of such payments on a daily basis.

5.3 Payments. Each Participant’s Account shall be appropriately reduced by the amount of any payment made to or on behalf of the Participant under the Plan as of the date such payment is made.

5.4 Statements. Each Employer shall deliver to each Participant annual or more frequent statements setting forth the Account balances maintained for the Participant

5.5 Vesting. All amounts credited to the Elective Deferral subaccounts and to the Grandfathered Deferral subaccount, if any, shall be fully vested and nonforfeitable at all times except as set forth in Section 9.6. All amounts credited to the Matching Deferral subaccount, if any, shall vest at the same rate and at the same time as would have been the case had such contribution been made under the 401(k) Plan.

ARTICLE 6. PAYMENTS

6.1 Time and Form of Payment.

(a) Transition Election. Prior to January 1, 2009 (or such earlier date as the Committee may prescribe), each Participant shall be permitted to change a previously elected date of distribution of Accounts to the extent permitted under IRS Notice 2005-1, Section XI.C. of the preamble to the Proposed Treasury Regulations promulgated under Code Section 409A, IRS Notice 2006-79, IRS Notice 2007-86 and any similar IRS guidance.

(b) Elective Deferrals. Prior to the date that an election to defer Base Pay or Bonus amounts becomes irrevocable under Section 4.1, each Participant shall elect the time and form of payment of up to five (5) Elective Deferral subaccounts from among the alternatives set forth in this Section 6.1. Each other individual who makes an initial election subsequent to January 1 to commence making Elective Deferrals to the Plan pursuant to Section 4.1 shall, on or before the deadline applicable to his or her initial election to begin making Elective Deferrals to the Plan, elect the time and form of payment from among the options set forth in this Section. The options available for the commencement of payment of Elective Deferrals from a Participant’s Account are:

(i) the 30th day of the fourth calendar year, or the 30th day of any subsequent calendar year selected by the Participant, in each case, following the January 1 for which a deferral election under Section 4.1 becomes irrevocable (a “Scheduled Distribution”); or

(ii) the 30th day following the end of a calendar quarter in which Retirement occurs, the first day following the end of the calendar year in which Retirement occurs or the first day of any of the following 19 years (a “Retirement Distribution”).

(iii) The options available for the form of payment for a Scheduled Distribution are (A) a single lump sum payment, or (B) equal annual installments to be paid on the first day of a calendar year over a period elected by the Participant of up to 4 years.

(iv) The options available for the form of payment for a Retirement Distribution are (A) a single lump sum payment, or (B) equal annual installments to be paid on the first day of a calendar year over a period elected by the Participant of up to 20 years, provided, however, that all amounts must distributed prior to the 20th anniversary of the first day following the end of the calendar year in which Retirement occurs.

(v) Each such election shall be irrevocable as of the deadline for making such election as provided above, except as otherwise provided in Section 6.4. In the event a Participant fails to make a valid election by the time provided in this Section, the Participant shall be deemed to have elected the earliest possible Scheduled Distribution to be paid in a lump sum.

(vi) Other Separation from Service. Upon a Participant’s Separation from Service other than on account of the Participant’s Retirement, Disability (as determined by the Committee) or death, (A) if the Participant has participated in the Plan in less than 5 Plan Years, the Participant’s Elective Deferrals shall be paid to the Participant on the first day of the calendar quarter following the calendar quarter in which the Separation from Service occurs in a lump sum; or (B) if the Participant has participated in the Plan in at least 5 Plan Years, the Participant’s Elective Deferrals shall be paid to the Participant (1) on the first day of the calendar quarter following the calendar quarter in which the Separation from Service occurs in a lump sum, or (2) in equal annual installments to be paid on the first day of a calendar year over a period elected by the Participant of up to 5 years.

(vii) Death. If a Participant dies after to the commencement of payment of any Elective Deferral subaccount, then the payments related to such Elective Deferral subaccounts shall continue to be made to the Participant’s designated beneficiary or beneficiaries in accordance with the payment terms elected by the Participant for such Elective Deferral subaccounts. If a Participant dies prior to the commencement of payments under any Elective Deferral subaccount, then the payments related to such Elective Deferral subaccounts shall be made to the Participant’s designated beneficiary or beneficiaries in accordance with the payment terms elected by the Participant, which may include payment (A) in a lump sum on the first day of the calendar quarter following the calendar quarter in which the death occurs, or (B) in equal annual installments to be paid on the first day of the calendar year following death over a period elected by the Participant of up to 10 years. If the total amount allocated to the Participant’s Account is less than $50,000 as of the date of the Participant’s death, the Committee shall require a distribution of the entire Account in the form of a single lump sum payment to the Participant’s Beneficiary.

(c) Matching Deferrals. Upon Separation from Service, the Company shall pay to the Participant (or his Beneficiary in the event of the Participant’s death) an amount equal to the value of the Participants vested Matching Deferral subaccount on the first day of the calendar quarter following the calendar quarter in which the Separation from Service occurs in a lump sum.

(d) Grandfathered Deferrals. Grandfathered Deferrals. The Company shall pay to the Participant (or his Beneficiary in the event of the Participant’s death) an amount equal to the value of the Participants Grandfathered Deferral subaccount in accordance with the Predecessor Plan.

6.2 Change in Control. In the event of a Change in Control, all amounts credited to a Participant’s Account shall be distributed in a lump sum payment on the first business day of the 18th month following such Change in Control; provided, however, that the provisions of Section 6.4 shall continue to be effective. Notwithstanding the preceding, a Change in Control shall not be deemed to have occurred with respect to the Account of a Participant for purposes of this

Section unless such Change in Control also satisfies the requirements for a permitted distribution event with respect to such Participant for purposes of Code Section 409A(a)(2)(A)(v).

6.3 Automatic Distributions. Notwithstanding the preceding provisions of this Article 6, if the total amount credited to a Participant’s Account and any other plans required to be aggregated with this Plan, including all agreements, methods, programs, or other arrangements with respect to which deferrals of compensation are treated as having been deferred under a single nonqualified deferred compensation plan under Treasury Regulation Section 1.409A-1(c)(2), is less than $25,000 as of the date that a Participant Separates from Service, the Committee shall require a distribution of the entire Account in the form of a single lump sum payment. Any payment made pursuant to this provision must result in the termination and liquidation of the entirety of the Participant’s interest under the Plan and any other plans required to be aggregated with this Plan, including all agreements, methods, programs, or other arrangements with respect to which deferrals of compensation are treated as having been deferred under a single nonqualified deferred compensation plan under Treasury Regulations Section 1.409A-1(c)(2).

6.4 Changes in Time and Form of Payment. A Participant may change his or her previous payment elections under Section 6.1 regarding the time at which his or her Account or applicable subaccount will be paid or begin to be paid, or the form of such payment, or both, after commencing participation in the Plan provided that (i) no such change shall be effective until at least 12 months after the date on which such modified election is made, (ii) no change may be made less than twelve months prior to the date the payment is scheduled to be paid or, in the case of installment payments elected pursuant to Section 6.1 (which shall be treated for purposes of this Plan as a “single payment”), twelve months prior to the date the first amount was scheduled to be paid, and (iii) the payment made pursuant to any such subsequent election is deferred for a period of not less than five years from the date such payment was scheduled to be paid or, in the case of installment payments elected pursuant to Section 6.1 (which shall be treated for purposes of this Plan as a “single payment”), five years from the date the first amount was scheduled to be paid. A Participant’s election pursuant to this Section to change his or her previous payment elections shall be made in the manner prescribed by the Committee and shall become effective and be deemed to be “made” for purposes of the above provisions of this Section at the time received by the Committee or its designee, and shall be irrevocable upon such receipt. In the case of a payment that is scheduled to be made during a calendar quarter or such other time period longer than one day, such payment shall be deemed to be scheduled to be paid for purposes of this Section as of the first day of such time period.

6.5 Specified Employees. Any provision of the Plan to the contrary notwithstanding, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code as of the date of the Participant’s Separation from Service, no distribution shall be made or commence with respect to such Participant pursuant to this Section sooner than six months from the date of such Participant’s Separation from Service (or, if earlier, the date of the Participant’s death). In such case, all payments that were scheduled to be made within such six-month period shall be accumulated and paid in a single lump sum in the calendar quarter following the calendar quarter in which such six-month period ends. The determination of whether an individual is a “specified employee” shall be made in accordance with the applicable regulations and other guidance pursuant to Code Section 409A using the default provisions in such

13

regulations and other guidance unless another method permitted pursuant to such regulations and other guidance has been prescribed for such purpose by the Committee for application to all plans subject to Code Section 409A.

6.6 Withholding. There shall be deducted from all amounts paid under this Plan any taxes and other amounts required to be withheld by any Federal, state, local or other government. The Participant and/or his or her beneficiary (including his or her estate) shall bear all taxes on amounts paid under this Plan to the extent that no taxes are withheld, irrespective of whether withholding is required. The Participant will be required to pay to his or her Employer the amount of any federal, state or local taxes required by law to be withheld in connection with the Plan in the event that such Participant is not being paid by an Employer or amounts being paid by an Employer to such Participant are insufficient to satisfy any such withholding obligation.

6.7 409A Income Inclusion. Any provision of the Plan to the contrary notwithstanding, although the Plan is designed to comply in form and operation with the requirements of Code Section 409A, in the event a Participant is required to include in income an amount attributable to the Plan prior to the payment of any such amount pursuant to this Plan on account of a violation of Code Section 409A, the amount so required to be included in income shall be paid to the Participant as soon as practicable.

ARTICLE 7. COMMITTEE

7.1 Plan Administration and Interpretation. The Committee shall oversee the administration of the Plan. The Committee shall have complete control and authority to determine the rights and benefits and all claims, demands and actions arising out of the provisions of the Plan of any Participant, beneficiary, deceased Participant, or other person having or claiming to have any interest under the Plan. The Committee shall have the exclusive and discretionary power to interpret the Plan and to decide all matters under the Plan. Such interpretation and decision shall be final, conclusive and binding on all Participants and any person claiming under or through any Participant, in the absence of clear and convincing evidence that the Committee acted arbitrarily and capriciously. Any individual serving on the Committee who is a Participant will not vote or act on any matter relating solely to himself or herself. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant, a beneficiary, or an Employer. The Committee shall be deemed to be the Plan administrator with responsibility for complying with any reporting and disclosure requirements of ERISA.

7.2 Powers, Duties, Procedures, Etc. The Committee may adopt such rules and regulations as it deems necessary, desirable or appropriate in administering the Plan so long as they are not inconsistent with the terms of the Plan. Any act which this Plan authorizes or requires the Committee to do may be done by a majority of the members of the Committee acting hereunder; and the action of such majority of the members of the Committee, expressed from time to time by a vote at a meeting or in writing without a meeting, shall constitute the action of the Committee and shall have the same effect for all purposes as if assented to by all of the members of the Committee at the time in a regular or special meeting. A dissenting Committee member who, within a reasonable time after he or she has knowledge of any action or failure to act by the majority, registers his or her dissent in writing delivered to the other

Committee members and the Company shall not be responsible for any action or failure to act. The Committee may elect one of its members as chairman and it may appoint a secretary who may, but need not be, a Committee member. In addition, the Committee may appoint other agents and representatives, who may but need not be in the employ of the Employer, to keep its records and assist it in doing other acts or things to be done or performed by the Committee. Any such person, corporation or firm so designated by the Committee may, when so authorized by the Committee, sign in the name of the Committee all applications and other documents required hereunder. All usual and reasonable expenses of the Committee including, without limiting the generality thereof, the reasonable cost of record keeping, accountants’ fees, legal fees, counsel fees, and administrative costs shall be paid by the Employers.

7.3 Information. To enable the Committee to perform its functions, the Employers shall supply full and timely information to the Committee on all matters relating to the compensation of Participants, their employment, retirement, death, termination of employment, and such other pertinent facts as the Committee may require.

7.4 Indemnification of Committee. The Employers agree to indemnify and to defend to the fullest extent permitted by law any officer or employee who serves as a member of the Committee (including any such individual who formerly served as a member of the Committee) against all liabilities, damages, costs and expenses (including attorneys’ fees and amounts paid in settlement of any claims approved by the Company) occasioned by any act or omission to act in connection with the Plan, if such act or omission is in good faith.

7.5 Claims Procedure. If any person (hereinafter called the “Claimant”) feels that he or she is being denied a benefit to which he or she is entitled under this Plan, such Claimant may file a written claim for said benefit with the Committee. Within sixty days following the receipt of such claim the Committee shall determine and notify the Claimant as to whether he or she is entitled to such benefit. Such notification shall be in writing and, if denying the claim for benefit, shall set forth the specific reason or reasons for the denial, make specific reference to the pertinent provisions of this Plan, describe any additional information necessary for the Claimant to perfect the claim and explain why the information is necessary, advise the Claimant that he or she may, within sixty days following the receipt of such notice, in writing request to appear before the Committee or its designated representative for a hearing to review such denial, and state that the Claimant has the right to bring a civil action under Section 502(a) of ERISA following a denial of the claim on review. Any hearing shall be scheduled at the mutual convenience of the Committee or its designated representative and the Claimant, and at any such hearing the Claimant and/or his or her duly authorized representative may examine any relevant documents and present evidence and arguments to support the granting of the benefit being claimed. The final decision of the Committee with respect to the claim being reviewed shall be made within sixty days following the hearing thereon, and Committee shall in writing notify the Claimant of said final decision, again specifying the reasons therefor and the pertinent provisions of this Plan upon which said final decision is based. The written notice will also include a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to the claim and a statement that the Claimant has a right to bring a civil action under Section 502(a) of ERISA. The final decision of the Committee shall be conclusive and binding upon all parties having or claiming to have an interest in the matter being reviewed.

ARTICLE 8. AMENDMENT AND TERMINATION

8.1 Amendments. The Company shall have the right to amend this Plan from time to time, subject to Section 8.3.

8.2 Termination of Plan. This Plan is strictly a voluntary undertaking on the part of the Employers and shall not be deemed to constitute a contract between the Employers and any employee or a consideration for, or an inducement or condition of employment for, the performance of services by any employee. The Company reserves the right to terminate this Plan at any time effective with respect to any Plan Year subsequent to the date action is taken by the Company to terminate this Plan, subject to Section 8.3. In the event the Plan is terminated, no further contributions or credits shall be made after the effective date of the Plan’s termination other than interest credits made pursuant to Section 5.2, and payments shall be made in accordance with the payment provisions of Article 6. The preceding provisions of this Section 8.2 to the contrary notwithstanding, the Company may in its discretion terminate the Plan effective as of a date that is prior to the first day of a subsequent Plan Year and provide for accelerated payments of all amounts credited to Accounts upon a termination of the Plan to the extent such termination and acceleration of payments satisfies the applicable requirements upon the termination of a plan pursuant to Code Section 409A.

8.3 Existing Rights. No amendment or termination of the Plan shall adversely affect the rights of any Participant with respect to amounts credited to his or her Account prior to the date of such amendment or termination.

ARTICLE 9. MISCELLANEOUS

9.1 No Funding; Source of Payments. Nothing in this Plan will be construed to create a trust or to obligate an Employer or any other person to segregate a fund, purchase an insurance contract, or in any other way currently to fund the future payment of any benefits hereunder, nor will anything herein be construed to give any employee or any other person rights to any specific assets of an Employer or of any other person. Benefit payments to be made with respect to a Participant’s Accounts shall be the obligation solely of the Employer maintaining such Accounts.

9.2 Nonassignability; Domestic Relations Order. None of the benefits, payments, proceeds or claims of any Participant or beneficiary shall be subject to any claim of any creditor of the Participant or beneficiary and, in particular, the same shall not be subject to attachment or garnishment or other legal process by any creditor of the Participant or beneficiary, nor shall any Participant or beneficiary have any right to alienate, anticipate, commute, pledge, encumber or assign any of the benefits or payments or proceeds which he may expect to receive, contingently or otherwise, under this Plan. Notwithstanding the preceding, the Committee shall direct that all or any portion of the amount credited to a Participant’s Account be paid to an individual other than the Participant to the extent necessary to comply with an order that the Committee has determined to be a “domestic relations order” as defined in Code Section 414(p)(1)(B). Further, and any provision of the Plan to the contrary notwithstanding, the payment of amounts credited to a Participant’s Account to an individual other than the Participant shall be accelerated as may be necessary to fulfill an order that the Committee has determined to be a “domestic relations order” as defined in Code Section 414(p)(1)(B).

9.3 Limitation of Participants’ Rights. Participation in this Plan shall not give any Eligible Employee the right to be retained in the employ of an Employer or an Affiliate or any right or interest in the Plan other than as herein provided. The Employers and their Affiliates reserve the right to dismiss any Eligible Employee without any liability for any claim against the Employer or Affiliate, except to the extent of benefit payments provided herein.

9.4 Participants Bound. Any action with respect to this Plan taken by the Committee or the Company or any action authorized by or taken at the direction of the Committee or the Company shall be conclusive upon all Participants and any other persons who claim entitlement to benefits under the Plan.

9.5 Receipt and Release. Any payment to any Participant or beneficiary in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Employers and the Committee under this Plan, and the Committee may require such Participant or beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect. If any Participant or beneficiary is determined by the Committee to be incompetent by reason of physical or mental disability (including minority) to give a valid receipt and release, the Committee may cause the payment or payments becoming due to such person to be made to another person for his or her benefit without responsibility on the part of the Committee or the Employer to follow the application of such funds.

9.6 Right to Offset. If at the time payments or installments of payments are to be made hereunder, any Participant or his Beneficiary is indebted to the Company or its Affiliates, then the payments remaining to be made to the Participant or his Beneficiary may, at the discretion of the Committee, be reduced by the amount of such indebtedness; provided, however, that an election by the Committee not to reduce any such payment or payments shall not constitute a waiver of any claim for such indebtedness.

9.7 Governing Law. This Plan shall be construed, administered, and governed in all respects under and by the internal laws (and not the principles relating to conflicts of laws) of the State of California, except where superseded by federal law. If any provision shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.

9.8 No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including, but not limited to, the Employers and any Affiliate and their respective directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including, but not limited to, federal, state and local income, estate and gift tax treatment, will be applicable with respect to any amounts deferred or payable under the Plan or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

9.9 Adoption by Other Employers. With the consent of the Compensation Committee of Board of Directors of the Company, this Plan may be adopted by any Affiliate, such adoption to be effective as of the date specified by such Affiliate at the time of adoption.

9.10 Headings and Subheadings. Headings and subheadings in this Plan are inserted for convenience only and are not to be considered in the construction of the provisions hereof.

IN WITNESS WHEREOF, Lam Research Corporation has caused this Plan to be executed by its duly authorized person as of this 17th day of December, 2008.

Lam Research Corporation

By:	/s/ Sarah A. O’Dowd
Sarah A. O’Dowd Group VP & Chief Legal Officer